SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

MEDEQUITIES REALTY TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58409L306

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58409L306	Page 2

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,888,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,888,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock (as defined in Item 1) outstanding as of November 5, 2018, as reported on Form 10-Q (as defined in Item 5).

CUSIP No. 58409L306	Page 3

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,363,539
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,363,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 4

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,355
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,355

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,355
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 5

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,355
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,355

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,355
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 6

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,901
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,901
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 7

1	NAMES OF REPORTING PERSONS BlueMountain Credit Opportunities Master Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,901
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,901
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 8

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 196,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 196,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,382
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 9

1	NAMES OF REPORTING PERSONS BlueMountain Strategic Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 196,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 196,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,382
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 10

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.àr.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 11

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on Form 10-Q.

CUSIP No. 58409L306	Page 12

Item 1. Security of the Issuer.

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on October 11, 2016 (as amended by Amendment No. 1 thereto filed on March 29, 2017 and Amendment No. 2 thereto filed on May 21, 2018, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of MedEquities Realty Trust, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 3100 West End Avenue, Suite 1000, Nashville, Tennessee 37203. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby deleted and replaced with the following:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the Common Stock directly owned by it;

(ii)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the Common Stock directly owned by BMGP;

(iii)	BlueMountain Credit Opportunities Master Fund I L.P., a Cayman Islands exempted limited partnership (“BMCO”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“BMCO GP”), with respect to the Common Stock directly owned by BMCO;

(v)

BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“BMSC” and, together with BMGP and BMCO, the “Partnerships”), with respect to the Common Stock directly owned by it;

(vi)

BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“BMSC GP” and, together with BMGP GP and BMCO GP, the “General Partners”), with respect to the Common Stock directly owned by BMSC;

(vii)

BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM” and, together with the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock directly owned by BMM;

(ix)

BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each of the General Partners, with respect to the Common Stock directly owned by each of the Partnerships; and

(x)

BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), which is the beneficial owner of 524,901 shares of Common Stock, serves as investment manager to the BlueMountain Funds and the sole owner of BMM GP, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of BMGP GP, BMCO GP, BMSC GP and BMM GP is to serve as the general partner of BMGP, BMCO, BMSC and BMM, respectively; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds and to serve as the sole owner of BMM GP.

CUSIP No. 58409L306	Page 13

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer, Chief Investment Officer and Executive Partner of the Investment Manager; Chief Executive Officer, Chief Investment Officer and Executive Partner of GP Holdings; Manager of BMGP GP; Manager of BMCO GP

Michael Liberman	Co-President, Chief Operating Officer and Executive Partner of the Investment Manager; Co-President, Chief Operating Officer and Executive Partner of GP Holdings

Stephen Siderow	Co-President and Executive Partner of the Investment Manager; Co-President and Executive Partner of GP Holdings

Paul Friedman	Manager of BMM GP

Alan Gerstein	Manager of BMGP GP; Manager of BMCO GP; Manager of BMM GP

Elizabeth Gile	Manager of BMGP GP; Manager of BMCO GP

Todd Groome	Manager of BMM GP

Gary Linford	Manager of BMGP GP; Manager of BMCO GP

Mark Shapiro	Manager of BMGP GP; Manager of BMCO GP; Manager of BMM GP

Elli Stevens	Manager of BMM GP

The business address of BMCO and BMSC is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMGP, each General Partner, GP Holdings, the Investment Manager, Mr. Feldstein, Mr. Liberman, Mr. Siderow, Mr. Friedman, Mr. Gerstein, Ms. Gile and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Groome and Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands. The business address of each of BMM, BMM GP and Ms. Stevens is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

(f) Mr. Feldstein, Mr. Liberman, Mr. Siderow, Mr. Friedman, Mr. Gerstein, Ms. Gile, Mr. Groome and Mr. Shapiro are U.S. citizens. Mr. Linford is a South African citizen. Ms. Stevens is a British citizen.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 31,862,628 shares of Common Stock outstanding as of November 5, 2018, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018 (“Form 10-Q”). The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

BMM GP, the General Partners and GP Holdings expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing. BMCM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by the BlueMountain Funds.

None of the Reporting Persons beneficially own any other shares of Common Stock.

(c) During the last 60 days, BMCM and the BlueMountain Funds effected the following transactions in the Common Stock:

Date	BlueMountain Fund	Amount	Price per Share	Type of Transaction
October 5, 2018	BMSC	2,476	$9.13	open market sale
October 5, 2018	BMGP	1,479	$9.13	open market sale
October 8, 2018	BMSC	3,130	$9.15	open market sale
October 8, 2018	BMGP	1,870	$9.15	open market sale
October 8, 2018	BMSC	3,130	$9.22	open market sale
October 8, 2018	BMGP	1,870	$9.22	open market sale
October 8, 2018	BMSC	626	$9.25	open market sale

CUSIP No. 58409L306	Page 14

Date	BlueMountain Fund	Amount	Price per Share	Type of Transaction
October 8, 2018	BMGP	374	$9.25	open market sale
October 8, 2018	BMSC	937	$9.33	open market sale
October 8, 2018	BMGP	560	$9.33	open market sale
October 8, 2018	BMSC	626	$9.35	open market sale
October 8, 2018	BMGP	374	$9.35	open market sale
October 8, 2018	BMSC	376	$9.39	open market sale
October 8, 2018	BMGP	224	$9.39	open market sale
October 9, 2018	BMSC	8,092	$9.29	open market sale
October 9, 2018	BMGP	4,835	$9.29	open market sale
October 10, 2018	BMSC	6,260	$9.16	open market sale
October 10, 2018	BMGP	3,740	$9.16	open market sale
October 10, 2018	BMSC	1,763	$9.15	open market sale
October 10, 2018	BMGP	1,053	$9.15	open market sale
October 11, 2018	BMSC	3,440	$8.97	open market sale
October 11, 2018	BMGP	2,056	$8.97	open market sale
October 12, 2018	BMSC	6,260	$8.74	open market sale
October 12, 2018	BMGP	3,740	$8.74	open market sale
October 15, 2018	BMSC	3,130	$8.80	open market sale
October 15, 2018	BMGP	1,870	$8.80	open market sale
October 15, 2018	BMSC	3,937	$8.88	open market sale
October 15, 2018	BMGP	2,352	$8.88	open market sale
October 16, 2018	BMSC	6,260	$8.77	open market sale
October 16, 2018	BMGP	3,740	$8.77	open market sale
October 16, 2018	BMSC	3,130	$8.82	open market sale
October 16, 2018	BMGP	1,870	$8.82	open market sale
October 16, 2018	BMSC	1,252	$8.90	open market sale
October 16, 2018	BMGP	748	$8.90	open market sale
October 16, 2018	BMSC	2,817	$8.95	open market sale
October 16, 2018	BMGP	1,683	$8.95	open market sale
October 17, 2018	BMSC	1,064	$8.95	open market sale
October 17, 2018	BMGP	636	$8.95	open market sale
October 18, 2018	BMSC	4,280	$8.75	open market sale
October 18, 2018	BMGP	2,557	$8.75	open market sale
October 19, 2018	BMSC	3,130	$8.54	open market sale
October 19, 2018	BMGP	1,870	$8.54	open market sale
October 22, 2018	BMSC	3,130	$8.65	open market sale
October 22, 2018	BMGP	1,870	$8.65	open market sale
October 22, 2018	BMSC	290	$8.70	open market sale
October 22, 2018	BMGP	173	$8.70	open market sale
October 23, 2018	BMSC	3,130	$8.40	open market sale
October 23, 2018	BMGP	1,870	$8.40	open market sale
October 23, 2018	BMSC	2,337	$8.42	open market sale
October 23, 2018	BMGP	1,396	$8.42	open market sale
October 24, 2018	BMSC	3,130	$8.42	open market sale
October 24, 2018	BMGP	1,870	$8.42	open market sale
October 24, 2018	BMSC	3,130	$8.44	open market sale
October 24, 2018	BMGP	1,870	$8.44	open market sale
October 24, 2018	BMSC	3,130	$8.50	open market sale
October 24, 2018	BMGP	1,870	$8.50	open market sale
October 24, 2018	BMSC	341	$8.51	open market sale
October 24, 2018	BMGP	205	$8.51	open market sale
October 25, 2018	BMSC	3,130	$8.40	open market sale
October 25, 2018	BMGP	1,870	$8.40	open market sale
October 25, 2018	BMSC	3,130	$8.50	open market sale
October 25, 2018	BMGP	1,870	$8.50	open market sale

CUSIP No. 58409L306	Page 15

Date	BlueMountain Fund	Amount	Price per Share	Type of Transaction
October 26, 2018	BMSC	3,130	$8.40	open market sale
October 26, 2018	BMGP	1,870	$8.40	open market sale
October 29, 2018	BMSC	3,130	$8.35	open market sale
October 29, 2018	BMGP	1,870	$8.35	open market sale
October 29, 2018	BMSC	1,062	$8.45	open market sale
October 29, 2018	BMGP	633	$8.45	open market sale
October 30, 2018	BMSC	6,260	$8.35	open market sale
October 30, 2018	BMGP	3,740	$8.35	open market sale
October 30, 2018	BMSC	3,130	$8.40	open market sale
October 30, 2018	BMGP	1,870	$8.40	open market sale
October 30, 2018	BMSC	1,876	$8.50	open market sale
October 30, 2018	BMGP	1,122	$8.50	open market sale
October 31, 2018	BMSC	6,260	$8.45	open market sale
October 31, 2018	BMGP	3,740	$8.45	open market sale
November 1, 2018	BMSC	6,260	$8.33	open market sale
November 1, 2018	BMGP	3,740	$8.33	open market sale
November 1, 2018	BMSC	398	$8.38	open market sale
November 1, 2018	BMGP	237	$8.38	open market sale
November 2, 2018	BMSC	6,260	$8.35	open market sale
November 2, 2018	BMGP	3,740	$8.35	open market sale
November 2, 2018	BMSC	6,260	$8.40	open market sale
November 2, 2018	BMGP	3,740	$8.40	open market sale
November 2, 2018	BMSC	3,130	$8.45	open market sale
November 2, 2018	BMGP	1,870	$8.45	open market sale
November 5, 2018	BMSC	6,260	$8.60	open market sale
November 5, 2018	BMGP	3,740	$8.60	open market sale
November 5, 2018	BMSC	3,130	$8.65	open market sale
November 5, 2018	BMGP	1,870	$8.65	open market sale
November 5, 2018	BMSC	62	$8.70	open market sale
November 5, 2018	BMGP	38	$8.70	open market sale
November 6, 2018	BMSC	3,130	$8.50	open market sale
November 6, 2018	BMGP	1,870	$8.50	open market sale
November 6, 2018	BMSC	3,547	$8.54	open market sale
November 6, 2018	BMGP	2,118	$8.54	open market sale
November 7, 2018	BMCA	218	$8.57	open market sale
November 7, 2018	BMGP	49	$8.57	open market sale
November 7, 2018	BMCO	218	$8.57	open market sale
November 7, 2018	BMSC	81	$8.57	open market sale
November 7, 2018	BMM	217	$8.57	open market sale
November 7, 2018	BMCA	2,779	$8.50	open market sale
November 7, 2018	BMGP	621	$8.50	open market sale
November 7, 2018	BMCO	2,780	$8.50	open market sale
November 7, 2018	BMSC	1,040	$8.50	open market sale
November 7, 2018	BMM	2,780	$8.50	open market sale
November 8, 2018	BMCA	2,780	$8.60	open market sale
November 8, 2018	BMGP	621	$8.60	open market sale
November 8, 2018	BMCO	2,779	$8.60	open market sale
November 8, 2018	BMSC	1,040	$8.60	open market sale
November 8, 2018	BMM	2,780	$8.60	open market sale
November 8, 2018	BMCA	1,390	$8.65	open market sale
November 8, 2018	BMGP	311	$8.65	open market sale
November 8, 2018	BMCO	1,390	$8.65	open market sale
November 8, 2018	BMSC	520	$8.65	open market sale
November 8, 2018	BMM	1,389	$8.65	open market sale
November 8, 2018	BMCA	2,779	$8.66	open market sale

CUSIP No. 58409L306	Page 16

Date	BlueMountain Fund	Amount	Price per Share	Type of Transaction
November 8, 2018	BMGP	621	$8.66	open market sale
November 8, 2018	BMCO	2,780	$8.66	open market sale
November 8, 2018	BMSC	1,040	$8.66	open market sale
November 8, 2018	BMM	2,780	$8.66	open market sale
November 9, 2018	BMCA	4,170	$8.70	open market sale
November 9, 2018	BMGP	932	$8.70	open market sale
November 9, 2018	BMCO	4,169	$8.70	open market sale
November 9, 2018	BMSC	1,560	$8.70	open market sale
November 9, 2018	BMM	4,169	$8.70	open market sale
November 9, 2018	BMCA	1,390	$8.75	open market sale
November 9, 2018	BMGP	311	$8.75	open market sale
November 9, 2018	BMCO	1,390	$8.75	open market sale
November 9, 2018	BMSC	520	$8.75	open market sale
November 9, 2018	BMM	1,389	$8.75	open market sale
November 9, 2018	BMCA	1,390	$8.80	open market sale
November 9, 2018	BMGP	311	$8.80	open market sale
November 9, 2018	BMCO	1,390	$8.80	open market sale
November 9, 2018	BMSC	520	$8.80	open market sale
November 9, 2018	BMM	1,389	$8.80	open market sale

No other Reporting Person effected any transactions in any securities of the Issuer.

CUSIP No. 58409L306	Page 17

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: November 9, 2018

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY:	BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY:	BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

CUSIP No. 58409L306	Page 18

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.
BY:	BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Signatory

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY:	BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name: Paul Friedman, Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)